UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-1

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              BANCWEST CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   059790 10 5
                                 (CUSIP Number)

                            Banque Nationale de Paris
                           16, Boulevard des Italiens
                               75009 Paris, France
                            (011) (33) (1) 4014-7286
                            Attention: Jacques Ardant

                       French American Banking Corporation
                                 499 Park Avenue
                               New York, NY 10022
                                 (212) 415-9626
                            Attention: Patrick Saurat
                                 with copies to:

        Rodney R. Peck                                Paul E. Glotzer
Pillsbury Madison & Sutro, LLP               Cleary, Gottlieb, Steen & Hamilton
         P.O. Box 7880                               One Liberty Plaza
    San Francisco, CA 94120                          New York, NY 10006
        (415) 983-1000                                 (212) 225-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 19, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [GRAPHIC OMITTED].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Banque Nationale de Paris
               IRS Identification Number: 94-1677765
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

               OO, WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [X]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Republic of France
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         25,431,812

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    540,456
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         25,431,812

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    540,456

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               25,972,268

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               41.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

               CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               French American Banking Corporation
               IRS Identification Number: 13-5088640
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

               OO, WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [X]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    540,456
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    540,456

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               540,456

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Less than 1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

               CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Banque Nationale de Paris ("BNP") and French American Banking Corporation ("FABC") hereby amend their joint Statement on Schedule 13D dated November 10, 1998 relating to the common stock, par value $1.00 per share (the "Common Stock"), of BancWest Corporation, a Delaware Corporation (the "Issuer") (such Statement on Schedule 13D, the "Schedule 13D"), as set forth below. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The following paragraph is hereby inserted after the first paragraph:

     As more fully described in Item 4 below, the Issuer has merged with SierraWest Bancorp (the "SierraWest Merger"). As a result of the SierraWest Merger, the Reporting Person's Ownership Percentage will decrease. The Reporting Person intends to acquire additional Common Stock either through open market purchases or through privately negotiated transactions (the "Restorative Purchases") in order to restore its Ownership Percentage to as much as (but not greater than) 45%, as permitted under the Standstill Agreement. The source of funds to be used in making such Restorative Purchases is working capital of the Reporting Person. As more fully described in Item 5(c) below, BNP purchased 157,500 newly issued shares of the Issuer at a price of $37.25 per share ($5,866,875.00 total) on June 16, 1999. The source of funds for such purchase was working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

     The following paragraphs are hereby inserted after the first paragraph:

     As more fully described in Item 6 of the Schedule 13D, the Standstill Agreement provides that, subject to certain limitations, if the Reporting Person's Ownership Percentage declines below 45% as a result of the issuance or disposition of securities by the Issuer, the Reporting Person may purchase shares in the open market or in privately negotiated transactions to restore its Ownership Percentage to 45%.

     The Agreement and Plan of Merger dated as of February 25, 1999 by and between the Issuer, Bank of the West and SierraWest Bancorp provides that, subject to certain exceptions, each share of common stock of SierraWest Bancorp outstanding immediately prior to the effective time of the SierraWest Merger shall be converted into the right to receive 0.82 shares of Common Stock. Accordingly, in consummating the SierraWest Merger, the Issuer will issue, in the aggregate, approximately 4.40 million shares of its common stock in connection with the SierraWest Merger (the "Issuance"). The Issuance will reduce the Reporting Person's Ownership Percentage to 41.8%. The Reporting Person intends to make Restorative Purchases of shares of Common Stock to restore its Ownership Percentage to as much as (but not greater than) 45%, as permitted under the Standstill Agreement. As of July 19, 1999, BNP entered into an agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("ML"), a copy of which is attached as Exhibit I hereto (the "Merrill Agreement"), pursuant to which ML, among other things, agrees to act as agent on behalf of BNP for the purpose of making the Restorative Purchases. Any shares of Common Stock acquired by the Reporting Person pursuant to the Restorative Purchases may be exchanged by the Reporting Person for shares of Class A Common Stock in accordance with the Standstill Agreement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The following paragraphs are hereby inserted in lieu of Item 5(a) and 5(c) respectively:

(a) BNP owns of record 25,274,312 shares of Class A Common Stock (the "BNP Shares") (convertible upon the occurrence of certain circumstances described in
Item 6 of the Schedule 13D into 25,274,312 shares of Common Stock). In addition, BNP owns of record 157,500 shares of Common Stock. FABC owns of record 540,456 shares of Class A Common Stock (the "FABC Shares") (and are convertible upon the occurrence of certain circumstances described in Item 6 of the Schedule 13D into 540,456 shares of Common Stock). Collectively, the BNP Shares and the FABC Shares represent 100% of the shares of Class A Common Stock issued and outstanding as of the date hereof (and are convertible upon the occurrence of certain circumstances described in Item 6 of the Schedule 13D into 25,814,768 shares of Common Stock, which shares together with the additional 157,500 shares of Common Stock held by BNP equal approximately 41.8% of the shares of Common Stock that would be issued and outstanding upon the conversion of the Class A Common Stock, based upon the number of shares of Common Stock issued and outstanding as of the date hereof and the assumption that the Class A Common Stock currently owned of record by the Reporting Person were to be converted in full).

(c) To facilitate the accounting treatment of the SierraWest Merger as a "pooling of interests", the Issuer issued 350,000 shares of Common Stock. On June 16, 1999, BNP purchased 157,500 of such shares, at a price of $37.25 per share ($5,866,875.00 total), directly from the Issuer's underwriter (Goldman, Sachs & Co.). BNP paid no fee to any broker or underwriter in connection with the transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The following paragraph is hereby inserted after the last paragraph:

     MERRILL AGREEMENT

     The following summary of the Merrill Agreement is qualified in its entirety by reference to the copy of the agreement attached as Exhibit I hereto and incorporated herein by reference. The Merrill Agreement provides that ML is appointed as exclusive agent of BNP to purchase up to (but no more than) the amount of shares BNP is allowed to purchase in accordance with the Standstill Agreement, for BNP's account as directed by BNP (the "Purchase Program"). BNP will inform ML of the number of shares of Common Stock it may purchase over a designated period of time and the price which BNP is willing to pay for such shares. Each purchase must be effected in conformity with Rule 10b-18(b) (2),
(3), and (4) of the Act. Upon BNP's request, ML agrees to provide BNP with information evidencing conformity with the conditions to purchase. In addition, ML agrees to provide BNP with daily reports of any trading day on which Common Stock is purchased, showing details of the day's purchases and the aggregate amount purchased under the Purchase Program through, and including such day. ML is compensated for acting as BNP's exclusive agent on a per share basis. The appointment of ML may be terminated at any time by BNP prior to completion of the Purchase Program, and BNP may instruct ML to suspend purchases at any time, without prejudice to settlement of prior purchases made by ML on BNP's behalf. No purchase shall be made if, for legal or regulatory reasons, it would be inappropriate for either ML or BNP to effect such purchase.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit I Letter Agreement, dated as of July 19, 1999, between Banque Nationale de Paris and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 1999

                                        BANQUE NATIONALE DE PARIS



                                        By:  /s/ Vivien Levy-Garboua
                                             ---------------------------
                                        Name:    Vivien Levy-Garboua
                                        Title:   Directeur General Delegue

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 1999

                                        FRENCH AMERICAN BANKING CORP.



                                        By:  /s/ Patrick Saurat
                                             ---------------------------
                                        Name:    Patrick Saurat
                                        Title:   Executive Vice President